# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OFS Credit Company, Inc., CIK 0001716951
CUSIP: MULTIPLES
Title of class of securities: Preferred Stock
Address of issuer's principal executive offices: 222 W. Adams Street, Suite 1850, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-006366
Filed by CIK 0001607203

## Reporting persons
- Eagle Point Credit Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 146,327; shared voting power 0; sole dispositive power 146,327; shared dispositive power 0; aggregate amount beneficially owned 146,327 (4.3% of the class)
  Comment: Preferred Stock, CUSIPs: 67111Q404 and 67111Q503.

## Item 1. Issuer
Name of issuer: OFS Credit Company, Inc.
Address of issuer's principal executive offices: 222 W. Adams Street, Suite 1850, Chicago, IL 60606

## Item 2. Person Filing
Name of person filing: Eagle Point Credit Management LLC
Address of principal business office or, if none, residence:
600 Steamboat Road, Suite 202
Greenwich, CT 06830
Citizenship: Organized in the State of Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 146,327 shares
Percent of class: 4.3%
Sole power to vote or to direct the vote: 146,327 shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 146,327 shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Eagle Point Credit Management LLC: /s/ Courtney Fandrick, Courtney Fandrick, Chief Compliance Officer (11/06/2026)